FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY
 COMMISSION FILE NO. 001-33841

DELAWARE CHANCERY COURT ENTERS “FINAL ORDER AND JUDGMENT” IMPLEMENTING RULING

Order Requires Martin Marietta to Immediately Terminate and Withdraw Exchange Offer, Proxy Materials, Regulatory Filings and Board Nominations

Denies Martin Marietta’s Motion for Stay Pending Appeal

Birmingham, Alabama, May 14, 2012 — Vulcan Materials Company (NYSE:VMC) announced that the Delaware Court of Chancery today issued its order and judgment implementing its earlier ruling enjoining Martin Marietta Materials (NYSE: MLM) and also denied Martin Marietta’s motion for a stay pending appeal.

Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Vulcan.  Goldman, Sachs & Co. and BofA Merrill Lynch are acting as financial advisors to Vulcan.

The text of the Court of Chancery’s Final Order and Judgment is as follows:

“The Court, having conducted a trial in this matter on February 28, 2012 through March 2, 2012, and having issued its post-trial Opinion on May 4, 2012 (the “Opinion”), hereby enters final judgment as follows, for the reasons stated in the Opinion:

1.                                       “Counts I and II of the Complaint of plaintiff Martin Marietta Materials, Inc. (“Martin Marietta”) are hereby dismissed with prejudice and Count III of the Complaint is hereby dismissed without prejudice as moot;

2.                                       “Judgment is granted on all Amended Counterclaims of Vulcan Materials Company (“Vulcan”) enjoining Martin Marietta, its officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, for a period of four months commencing on the date of this Order from any of the following:

a.                                       “prosecuting a proxy contest, making an exchange offer or tender offer, or otherwise taking steps to acquire control of Vulcan shares or assets, including, without limitation, (i) making, maintaining, or amending any regulatory filings to facilitate any of the foregoing, (ii) making any communications, including with regulatory agencies, Vulcan shareholders or other third parties, to facilitate any of the foregoing, (iii) taking any steps to influence the vote on directors at the 2012 Vulcan Annual Meeting or (iv) otherwise acting to facilitate or in furtherance of any of the foregoing; and

b.                                      “taking any actions in violation of the May 3, 2010 letter agreement between Martin Marietta and Vulcan (“the NDA”) or the May 18, 2010 Common Interest, Joint Defense & Confidentiality Agreement between Martin Marietta and Vulcan

(“the JDA”), with Martin Marietta’s obligations under the NDA and JDA remaining in effect throughout the four- month period of said injunction (without reducing any term of the JDA).

3.                                       “Without limiting any of the foregoing relief, and in connection with and to effectuate such relief, Martin Marietta, immediately upon entry of this Judgment, shall (a) terminate and withdraw its pending exchange offer and proxy materials and all regulatory filings (including Hart-Scott Rodino Act filings) made in connection therewith and (b) terminate and withdraw its notices of nomination and proposal of nominees to stand for election to the Vulcan Board of Directors.”

The text of the Court of Chancery’s Order denying Martin Marietta’s motion for a stay pending appeal is as follows:

“The Court, having reviewed Martin Marietta Materials Inc.’s Motion to Stay Pending Appeal (“Motion”) and the opposition thereto, and having conducted a teleconference on May 14, 2012 on the Motion, for the reasons stated on the record during the teleconference, hereby DENIES the Motion.”

About Vulcan Materials Company

Vulcan Materials Company, a member of the S&P 500 index, is the nation’s largest producer of construction aggregates, a major producer of asphalt mix and concrete and a leading producer of cement in Florida.

Contact

Investor Contact:	Media Contacts:
Mark Warren	David Donaldson/ John English
(205) 298-3220	(205) 298-3220

MacKenzie Partners Inc.	Sard Verbinnen & Co
Dan Burch/ Bob Marese	Jamie Tully/ Lesley Bogdanow/Meghan Stafford
(212) 929-5500	(212) 687-8080

ADDITIONAL INFORMATION

This document does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval.  In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), Vulcan Materials Company (“Vulcan”) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.  Copies of the Solicitation/Recommendation Statement, any

amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website http://www.vulcanmaterials.com.

ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS

In addition, Vulcan has filed a definitive proxy statement and a WHITE proxy card with the SEC with respect to the 2012 Annual Meeting of Shareholders.  The definitive proxy statement and WHITE proxy card has been mailed to shareholders of Vulcan. Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting. INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.

Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement and other materials filed with the SEC in connection with Vulcan’s 2012 Annual Meeting.  Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 29, 2012, and its Quarterly Report on Form 10-Q for the first quarter ended March 31, 2012, filed on May 2, 2012.  Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9.  Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com.

FORWARD-LOOKING STATEMENT DISCLAIMER

This document contains forward-looking statements.  Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements.  Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings (including EBITDA and other measures), dividend policy, shipment volumes, pricing, levels of capital expenditures, intended cost reductions and cost savings, anticipated profit improvements and/or planned divestitures and asset sales. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may” or similar expressions elsewhere in this document.  These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC.

Forward-looking statements are not guarantees of future performance and actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan’s business, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks that Vulcan’s intentions, plans and results with respect to cost reductions, profit enhancements and asset sales, as well as streamlining and other strategic actions adopted by Vulcan, will not be able to be realized to the desired degree or within the desired time period and that the results thereof will differ from those anticipated or desired; uncertainties as to the timing and valuations that may be realized or attainable with respect to intended asset sales; future events relating to Martin Marietta’s unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan’s industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan’s products; incurred and potential costs associated with Martin Marietta’s unsolicited takeover attempt and proxy contest; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan’s below investment grade debt rating on Vulcan’s cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan’s ability to secure and permit aggregates reserves in strategically located areas; Vulcan’s ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.  Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law. Vulcan notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995.  Vulcan is not waiving any other defenses that may be available under applicable law.